Emeco Holdings Limited

11 February 2008

Exemption File No. 82-35011

SEC
Mail Processing
Section

FEB 13 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08000777

Ladies and Gentlemen

SUPPL

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 11 February 2008 – Appointment of Mr. Stephen Gobby as Chief Financial Officer for the Emeco Group.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Nicole Burns
PA to Company Secretary

Encl (1)

Emeco Holdings Limited

ACN 112 188 815

Market release
11 February 2008

Emeco appoints new CFO

Emeco Chief Executive Officer, Laurie Freedman, today announced the appointment of Mr. Stephen (Steve) Gobby as Emeco's new Chief Financial Officer. Mr. Gobby replaces Mr. Robin Adair who was recently appointed to the newly created position of Executive Director, Corporate Strategy and Business Development.

Mr Freedman said, "We are delighted to have Steve join the Emeco Group. Steve's appointment provides us with additional depth in the senior executive team as we continue to ramp up our efforts in pursuit of further improvements across the organisation and the delivery of optimum benefits for the Emeco Group and its shareholders. He will commence duties from the beginning of March, 2008."

Following 7 years with KPMG in Australia and Canada, where he specialised in the energy & resource sector and worked with a range of large Australian and multi-national organisations, Mr Gobby joined energy group Alinta in a senior corporate finance role in 2004.

Mr Gobby was part of the executive team which oversaw the $900 million Initial Public Offering of Alinta Infrastructure Holdings in 2005 and was the company's Chief Financial Officer.

Mr Gobby is a member of the Institute of Chartered Accountants in Australia, holds a Bachelor of Commerce from Curtin University and is a Graduate Member of the Australian Institute of Company Directors.

Mr. Gobby commented that he was very excited to be joining Emeco at this stage of its globalisation step out.

He said, "The Company has developed well established and sound businesses in Australia and Indonesia over a number of years and their outlooks continue to provide reason for continuing optimism. The step out into North America and Europe are relatively new and whilst possessing the potential to build Emeco into a world class enterprise, require careful attention and nurturing to ensure they ultimately deliver value to Emeco's stakeholders."

Mr Freedman said "Mr Gobby will be working very closely with Robin Adair, the Regional Mangers across all of our businesses and me to ensure we deliver timely progress on our well developed business plans."

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

END